

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

November 3, 2009

By Facsimile and U.S. Mail

Mr. Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT 84121

> **Re: Overstock.com, Inc.**
> **Form 10-K/A Amendment No. 1 for the Fiscal Year Ended**
> **December 31, 2008 Filed March 5, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed July 31, 2009**
> **File No. 000-49799**

Dear Mr. Byrne:

We have reviewed your supplemental response letters dated October 16, 2009, and October 21, 2009, as well as your filing and have the following comments. As noted in our comment letter dated October 1, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A Amendment No. 1 for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 49

Revenue recognition, page 49

1.   We note your response to comment one of our letter dated October 1, 2009. Please address the following:

- We note you generally randomly select the shipment tracking numbers for approximately 1200 orders. Please explain to us what you mean by generally. If your sample size is not random, then please explain to us how your sample is statistically valid.

- Of the orders shipped per month, please explain to us how many are core versus partner shipments. Of the core and partner shipments tell us approximately how many are Core Less-than-Truck Load ("LTL") and Core UPS, and Partner LTL and Partner UPS. If your core and partner orders are not distributed on a 25% LTL and UPS basis, then please explain to us how your sample size is sufficiently designed to produce a reasonably acceptable confidence interval. Further, for the six months ended June 30, 2009 you derived approximately 82% of your net revenues from partner sales, although it appears your sample size of 1200 was evenly distributed between your partner and direct shipments. In this regard, tell us the confidence interval your sample size provides and explain how you concluded your sample size is statistically sufficient.

2.   We note your response to comment three of our letter dated October 1, 2009. Please provide to us your entire SAB 104 revenue recognition analysis with respect to your international sales. Please advise if your customers specifically acknowledge that, upon delivery to the third party, you have no further obligation and the customer must look solely to the third party to obtain final delivery of the products.

Commentary – Gross Profit and Gross Profit Percentage, page 57

3.   We note your response to comment seven of our letter dated October 1, 2009. Please address the following:

- It appears you had an agreement already in place with respect to how you recover costs associated with the return of products. Please refer to Section 3 of your Supplier Agreement provided to us in your response letter dated December 14, 2007. Further, we note you negotiated a settlement in early November 2008 based on a *current existing agreement* in place which specified how return costs were to be recovered from your partners; and, Section 1.11 of the agreement, provided for a contractual right of offset. It appears you provided return processing services for your partners under contractual agreements, which resulted in net cash inflows to you. The cash inflows were directly related to your past activities associated with the returns of your partner's products. See paragraph 28 of Statement of Financial Accounting Concepts No. 6. Absent further substantial evidence, we are uncertain how you reached the conclusion that an asset did not previously exist or had not been earned. Please explain in detail or revise your accounting.

- Please explain the basis for your statement that the amounts had not been earned as they were dependent on future sales; and, the accounting principle underlying your recognition of a past transaction based on a future sale.

- We also noted approximately half of your total 2008 under billings were comprised of 28 partners with balances in excess of $20,000. We assume you had historical revenue data from these partners which would have afforded you the ability to determine how long it would have taken to recover these under billings or assess the realization of the amounts owed to you, assuming you closely track sales data for your largest partners. We calculated you recovered approximately 67% of the 2008 under billings in the fourth quarter of 2008, and by the end of the first quarter of 2009 you collected approximately 84% of the under billings related to 2008. Notwithstanding the above comments, it appears the collection of under billings was reasonably assured as of December 31, 2008. If our reasoning and calculations are valid, explain to us why such recoveries were not considered previously realizable, especially from your largest partners, with a reserve established for any amounts considered doubtful. Please advise or revise.

- Reference is made to the issue involving the overpayment of costs of $787,000 to your partner. Similar to the under billing issue, it would appear an asset existed for the overpayment of the partner cost due to the existence of your supplier agreement providing for the contractual right of offset. We also note you were able to recovery these costs within a relatively short period subsequent to year end. Please advise us why these costs were not booked as assets as of December 31, 2008 or revise.

- Please tell us if, and the extent of, your auditors' national accounting office involvement in these issues during audit of your 2008 financial statements or the reviews of your fiscal 2009 quarterly filings.

4. We note as of the end of October 2008 you had determined the total net under billing amount and periods affected. Please revise to disclose the total net under billing amount, periods impacted, and amounts forgiven.

5. It is not transparent that you have adjusted cost of goods sold for amounts your partners were contractually obligated to pay and which you forgave. Please advise us of how you have recognized amounts forgiven and/or the accounting literature you are relying upon in not adjusting for amounts forgiven.

Gross profit and gross profit percentage, page 61

6. We note your response to comment 11 of our letter dated October 1, 2009. We do not believe your discussion of gross profit that you intend to cross-reference is comprehensive based upon the numerous reasons listed in your Form 10-K. Reference is made to your current disclosure, "[g]enerally, our overall gross profit percentages fluctuate based on several factors, including our product mix of sales; sales volumes mix within our direct business and fulfillment partners business; changes in vendor and / or customer pricing, including competitive pricing and inventory management decisions within the direct business; warehouse management costs; customer service costs; and our discounted shipping offers. Discounted shipping offers reduce shipping revenue, and therefore reduce our gross profit percentage on retail sales." Please revise your disclosure to quantify and discuss each of these individual business reasons which had an impact on your overall change in gross margin. Please refer to Item 303(a) of Regulation S-K and our Release 33-8350. Please show us in your response what the revised disclosure will look like.

Consolidated Statements of Operations, page F-4

7.   We note your response to comment 18 of our letter dated October 1, 2009. Your disclosure currently indicates depreciation expense is wholly included in technology and general and administrative expense. Please revise your Critical Accounting Policies and Estimates on page 51 as well as your Summary of Significant Accounting Policies on page F-13, to disclose that you also include depreciation in sales and marketing expense and costs of goods sold.

Reserve for returns, page F-15

8.   We note your response to comment 22 of our letter dated October 1, 2009. The changes in your allowance for sales returns related to amounts "charged to expense" and "deductions" as currently disclosed are materially different from your proposed revisions.   Please advise us why you believe correction in future filings is superior to filing an amendment.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 2. Accounting Policies, page 8
Out of period adjustment, page 13

9.   We note your response to comment 26 of our letter dated October 1, 2009. The reclassification adjustments to stockholders' deficit appear to be quantitatively material. We are not persuaded that the understatement of your stockholders' deficit based on your analysis of the quantitative and qualitative factors would not be material to a reasonable investor.   Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Gross profit and gross margin, page 32

10.   We note your response to comment 28 of our letter dated October 1, 2009. Please tell us specifically the date you detected the error. We read your statement that you contacted the shipping carrier in February 2009 and it appears you had knowledge of the overbilling error prior to filing your Form 10-K/A for the year ended December 31, 2008. Further, it appears the error is quantitatively material to your fiscal quarter ended March 31, 2009. Please revise or explain your basis for not recording the overbilling error in the period to which it related. In addition, please tell us what impact this had on your assessment of the effectiveness of your controls and procedures.

11.   You disclose on page 32 that cost of goods sold was reduced by $2 million for the six months ended June 30, 2009 for recoveries from partners under billed in 2008 and the overbilling by a freight carrier for charges from the fourth quarter of 2008. Your Form 10-K/A discloses billing recoveries of $1.8 million. Please provide us a reconciliation of amounts recovered aggregating $3.8 million listing the amounts related to your partners, the amounts related to the freight carrier and the period recovered.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief